Exhibit 99.2

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS IS AN ANNOUNCEMENT AND NOT AN OFFER TO SELL OR AN INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES NOR A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND INVESTORS OR PROSPECTIVE INVESTORS SHOULD NOT MAKE INVESTMENT DECISIONS ON THE BASIS OF ITS CONTENTS.

FOR IMMEDIATE RELEASE.

26 February 2024

Joint Stock Company Kaspi.kz

Notice of Cancellation of Listing of ADSs and Rule 144A GDRs

Joint Stock Company Kaspi.kz (LSE: KSPI in respect of the ADSs and LSE:80TE in respect of the Rule 144A GDRs) (“Kaspi.kz” or the “Company”), announces that it intends to cancel the London Stock Exchange listing of its ADSs and Rule 144A GDRs on 25 March 2024.

Cancellation of Listing

In accordance with Listing Rule 5.2.8R, the Company hereby gives notice of its intention to cancel the listing of its ADSs and its Rule 144A GDRs on the standard segment of the Official List of the FCA and the admission to trading of its ADSs and its Rule 144A GDRs on the LSE’s main market for listed securities. Pursuant to Listing Rule 5.2.8R, the Company is required to give at least twenty business days’ notice of the intended cancellation of listing of its ADSs and its Rule 144A GDRs. Accordingly such cancellation is expected to occur by no later than 25 March 2024.

Background and Reasons for Cancellation

By way of background, the ADSs (formerly Regulation S GDRs) and the Rule 144A GDRs have been admitted to trading on the Main Market since 15 October 2020. The Company recently announced the completion of its initial public offering of ADSs in the United States. The ADSs began trading on the Nasdaq Global Select Market (“Nasdaq”) on 19 January 2024, and the Company now expects the majority of trading in the ADSs to occur on Nasdaq.

The Company has applied for the cancellation of the admissions to listing and trading of its ADSs and Rule 144A GDRs in London due to the low volumes being traded on the main market of the LSE. The Company believes that, given its Nasdaq listing and the limited liquidity of the ADSs and Rule 144A GDRs in London, the costs and ongoing regulatory compliance and administrative burden of maintaining the admission to listing of the ADSs and the Rule 144A GDRs on the FCA's Official List and the admission to trading on the main market of the LSE are disproportionate to the benefits of such admissions.

The cancellation of the London listing of the ADSs and Rule 144A GDRs is not expected to have an impact on ADS holders who hold their ADSs in brokerage accounts in The Depository Trust Company (“DTC”) for trading on Nasdaq. However, should you have any questions in relation to the cancellation of the London listing of the ADSs and Rule 144A GDRs or if you wish to realign your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC for trading on Nasdaq, the Company recommends that you consult your broker. A list of frequently asked questions on cancellation of the London listing for ADS and Rule 144A GDR holders is included in the appendix to this announcement.

The information contained in this announcement is deemed by the Company to constitute inside information for the purposes of Article 7 of the UK Market Abuse Regulation. By the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain. The person responsible for arranging for the release of this announcement on behalf of the Company is David Ferguson, Head of Investor Relations.

The LEI of Kaspi.kz is 2549003YU6FARG8OAZ13.

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Appendix

Cancellation of London Stock Exchange Listing of ADSs and Rule 144A GDRs – Frequently Asked Questions

How are Kaspi’s ADSs listed on the London Stock Exchange different from its ADSs listed on Nasdaq?

The ADSs listed on London Stock Exchange and Nasdaq are the same security with the same CUSIP and ISIN.

Former holders of Kaspi’s Regulation S GDRs are reminded that in connection with the company’s recent US initial public offering and listing on the Nasdaq Stock Market (“Nasdaq”), Kaspi amended the terms of, and renamed, the outstanding Regulation S GDRs so as to designate them as ADSs. Therefore, holders of Regulation S GDRs currently hold ADSs.

I hold ADSs currently trading on the London Stock Exchange. How do I convert my position to hold ADSs trading on Nasdaq?

The ADSs listed on Nasdaq clear through the Depository Trust Company whereas the ADSs listed on the London Stock Exchange clear through Euroclear/Clearstream.

Investors can continue to hold their ADSs in either Clearstream or Euroclear. However, to trade their ADS position on Nasdaq investors will need to transfer their position to the Depository Trust Company to satisfy the settlement of the trade.

To do this, simply contact your broker and request to realign your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC for trading on Nasdaq.

Do I need to sell my ADSs trading on the London Stock Exchange and separately buy ADSs trading on Nasdaq in order to convert my position to hold ADSs trading on Nasdaq?

No, the ADSs currently listed on the London Stock Exchange and the ADSs listed on Nasdaq are the same security. We advise you contact your broker and request they assist you in transferring your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC if you wish to settle a trade on Nasdaq.

I already hold Kaspi’s ADSs trading on Nasdaq. Do I need to take any action due to the cancellation of the London Stock Exchange listing?

No, Kaspi’s Nasdaq-listed ADSs will continue to trade as normal and existing holders of Kaspi’s Nasdaq-listed ADSs do not need to take any action.

When will the cancellation of the London Stock Exchange Listing of ADSs and Rule 144A GDRs be effective?

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Subject to formal approval by the FCA, the cancellation of the London Stock Exchange listing of ADSs and Rule 144A GDRs is expected to become effective at 08.00 a.m. (London time) on Monday, 25 March 2024.

I have further questions that are not addressed in this FAQ. Where can I find further information?

Should you have any questions in relation to the cancellation of the London listing of the ADSs and Rule 144A GDRs or if you wish to realign your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC for trading on Nasdaq, we recommend that you consult your broker. For any additional queries arising, you may contact the depositary bank, The Bank of New York Mellon at DRBrokerSolutions@bnymellon.com .

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